XH 3/10

14046394

SECURI[...] ION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 25 2014

| SEC FILE NUMBER |
|---|
| 8- 66489 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISMARCK CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| ~~131634~~ |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE

(No. and Street)

NEW YORK (City) NEW YORK (State) 10151-0099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN A. SOKOL 212-269-8628 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP

(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE (Address) NEW YORK (City) NEW YORK (State) 10038 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/21/14

# OATH OR AFFIRMATION

I, Stanford Warshawsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bismarck Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

JUDITH S. LINKSMAN
Notary Public, State of New York
No. 01LI5011195
Qualified in New York County
Commission Expires 04/12/20 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BISMARCK CAPITAL, LLC**
**(SEC. ID NO. 8-66489)**
**FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2013**

**Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.**

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

**BISMARCK CAPITAL, LLC**
**INDEX TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2013**


| | |
|---|---|
| Independent Auditors' Report | 1 |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 7 |
| Auditors' Report on Required Practices and Procedures Under SEC Rule 17A-5(g)(1) | 8 - 9 |
| **Supplemental Schedules** | |
| Schedule I - Computation of Net Capital | 10 |
| Schedule II - Computation of Basic Net Capital Requirement and Aggregate Indebtedness | 11 |
| Note to the Required Supplemental Schedules | 12 |

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

## INDEPENDENT AUDITORS' REPORT

Board of Directors and Managing Member
Bismarck Capital, LLC

***Report on the Financial Statements***

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC (the Company) as of December 31, 2013, and related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bismarck Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Joel E. Sammet & Co., LLP

New York, New York
February 4, 2014

**BISMARCK CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 205,779 |
| Security deposits | | 10,000 |
| Computer equipment at cost, (net of accumulated depreciation of $1,222) | | 494 |
| **TOTAL ASSETS** | $ | 216,273 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 33,583 |
| **TOTAL LIABILITIES** | | 33,583 |
| Member's Equity | | |
| Member's capital contributions | | 1,300,000 |
| Retained members profits (losses) | | (1,117,310) |
| **TOTAL MEMBER'S EQUITY** | | 182,690 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 216,273 |

The accompanying notes are an integral part of these financial statements.

**BISMARCK CAPITAL, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | | |
|---|---|---|
| **Investment Banking Revenues** | | $ 250,000 |
| **EXPENSES:** | | |
| Occupancy | $ 114,000 | |
| Outside Professional Services | 31,938 | |
| Promotional and Travel | 27,139 | |
| Charity | 13,300 | |
| Insurance | 8,992 | |
| Dues and regulatory fees | 8,336 | |
| Communications | 1,643 | |
| Other | 1,942 | |
| **TOTAL EXPENSES** | | 207,290 |
| **NET INCOME FROM OPERATIONS** | | $ 42,710 |

The accompanying notes are an integral part of these financial statements.

**BISMARCK CAPITAL, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | Member's Capital | Retained Profits (Loss) | Total |
|---|---|---|---|
| Beginning balance, January 1, 2013 | $ 1,200,000 | $ (1,160,020) | $ 39,980 |
| Contributions | 100,000 | 0 | 100,000 |
| Distributions | 0 | 0 | 0 |
| Net income (loss) from operations | 0 | 42,710 | 42,710 |
| **ENDING BALANCE, DECEMBER 31, 2013** | $ 1,300,000 | $ (1,117,310) | $ 182,690 |

The accompanying notes are an integral part of these financial statements.

**BISMARCK CAPITAL, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | | |
|---|---|---|
| **Cash Flows From (Used by) Operating Activities:** | | |
| Net income from operations | | $ 42,710 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | $ 330 | |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | 9,535 | |
| Accounts payable | 19,059 | 28,924 |
| Net cash from (used by) operating activities | | 71,634 |
| **Cash Flows From (Used by) Financing Activities:** | | |
| Additional member's capital contribution | | 100,000 |
| Net increase to cash | | 171,634 |
| Cash, beginning of year | | 34,145 |
| **CASH, END OF YEAR** | | $ 205,779 |
| Supplemental Cash Flow Information | | |
| Cash paid for interest | | $ 0 |
| Cash paid for taxes | | $ 0 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 BUSINESS AND ORGANIZATION

Bismarck Capital LLC (the "Company") is a broker/dealer registered with the National Association of Security Dealers, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority ("FINRA"). It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges. The Company is primarily engaged in providing investment banking services which may include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

## NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Financial Information*

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The statement of financial condition is stated in U.S. Dollars.

*Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

*Fixed Assets and Depreciation*

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the double declining balance method of depreciation. Repair and maintenance costs are expensed, while additions and settlements are capitalized. The cost and related accumulated depreciation of assets sold of retired

*Recognition of Income*

Fees are primarily earned and recognized upon the closing of a merger, acquisition or financial restructuring deal when reasonably determinable. Accordingly, no income is recognized until contractual documents have been signed by parties to the merger or acquisition or restructuring. The Company does not generally provide underwriting services. Expenses are reported as incurred.

## NOTE 3 CUSTOMER PROTECTION RULE AND EXEMPTIVE PROVISIONS

The Company is exempt from the Customer Protection Rule by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) provides an exemption from this rule for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

## NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has not elected to use the alternative net capital method. At December 31, 2013 net capital was $172,196. The minimum required net capital was $5,000 leaving an excess net capital of $167,196.

## NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

## NOTE 6 TAXATION

The Company is a single member LLC and does not file any income tax returns. Accordingly, all of the income of the Company is reported on the tax return of its member.

As of December 31, 2013, the Company's management has determined that there was no material tax liability resulting from unrecognized tax liabilities relating to uncertain tax positions taken or expected to be taken in future tax returns of its member relating to the Company, which has not been recorded in the financial statements. The Company does not anticipate any impact on the financial statements in the event any taxing authority examines any of the member's tax returns that remain subject to examination. As of December 31, 2013, the tax years that remained subject to examination were 2010 - 2013.

## NOTE 7 SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date the financial statements are issued. The Company did not have any subsequent events requiring disclosure or adjustment to the financial statements.

JEROME S. GRUBIN, CPA
STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)

February 4, 2014

Bismarck Capital, LLC
745 Fifth Avenue
New York, NY 10151

In planning and performing our audit of the financial statements of Bismarck Capital, LLC as of and for the year ended December 31, 2013 (on which we issued our report dated February 4, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies, in internal control that is less severe than a material weaknesses yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Joel E. Sammet & Co., LLP

# SUPPLEMENTAL INFORMATION

**BISMARCK CAPITAL, LLC**
**COMPUTATION OF NET CAPITAL**
**PURSUANT TO SEC RULE 15c3-1 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2013**

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 182,690 |
| Less: Ownership equity not allowable for net capital | | 0 |
| Total ownership equity qualified for net capital | | 182,690 |
| Add: Subordinated liabilities | | 0 |
| Total capital and allowable subordinated liabilities | | 182,690 |
| Less: Deductions for non-allowable assets and other charges | | |
| Security deposit | | 10,000 |
| Computer equipment | | 494 |
| Total deductions for non-allowable assets and other charges | | 10,494 |
| Net capital before haircuts on securities positions | | 172,196 |
| Less: Haircuts on securities positions | | 0 |
| **NET CAPITAL** | $ | 172,196 |

There are no material differences between the preceding computation and the Company's corresponding Unaudited Part II of Form X-17A-5 as of December 31, 2013.

**SCHEDULE II**

## BISMARCK CAPITAL, LLC
## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

| | | |
|---|---|---|
| Minimum net capital required (6.67% of aggregate Indebtedness) | $ | 2,240 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement (greater of the above two lines) | $ | 5,000 |
| Excess net capital (net capital less net capital requirement) | $ | 167,196 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2013

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities from statement of financial condition | $ | 33,583 |
| Percentage of aggregate indebtedness to net capital | | 19.50% |

**BISMARCK CAPITAL, LLC**
**NOTE TO THE REQUIRED SUPPLEMENTAL SCHEDULES**
**DECEMBER 31, 2013**

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.